421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

August 3, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Amendment No. 1 to Registration Statement on Form S-1
Filed July 27, 2020
File No. 333-235313

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2020 (the “Comment Letter”), with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-4 and Amendment No. 1 to Registration Statement on Form S-1, File No. 333-235313, filed with the Commission on July 27, 2020 (the “Fourth Amended Registration Statement”). In connection with this letter, we are filing today via EDGAR an amendment to the Fourth Amended Registration Statement (“Amendment No. 5”). We will also subsequently furnish to the Staff six courtesy copies of Amendment No. 5, marked to show the changes made to our disclosure since the prior filing of the Fourth Amended Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 5. Capitalized terms used but not defined herein shall have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4

Prospectus Cover Page, page 1

1.	At an appropriate place in your filing, please revise to clearly provide the disclosure required by Item 501 of Regulation S-K with respect to the securities being offered by the selling shareholders.

RESPONSE:     We have revised the Fourth Amended Registration Statement to clearly provide the disclosure required by Item 501 of Regulation S-K with respect to the securities being offered by the selling shareholders. Please see the prospectus cover page of Amendment No. 5.

Securities and Exchange Commission
August 3, 2020

Pro Forma Adjustment (j), page 80

2.

We note that pro forma adjustment j relates to the issuance of 2 million shares of HighPeak Energy common stock (and a corresponding number of warrants and CVRs) of Forward Purchase Investment for $20 million in proceeds. You disclose on pages vii and 14 that you have not yet obtained the anticipated financing and negotiations continue.

Unless you secure investor commitments to purchase an incremental 2 million shares of HighPeak Energy common stock prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:     We have revised the Fourth Amended Registration Statement to remove the Illustrative Additional Equity Redemption Scenario and have removed pro forma adjustment j. In addition, we have also revised the Maximum Redemption Scenario to reflect the additional irrevocable purchase commitments under the Forward Purchase Agreement received since the last filing. Please see pages 70 and 80 of Amendment No. 5.

Background of the Business Combination

New Business Combination Transaction, page 121

3.

We note the disclosure that following the July 24, 2020 meeting between the Pure Special Committee and representatives of Hunton Andrews Kurth, the members of the Pure Special Committee unanimously approved, and unanimously recommended approval to the Pure Board, of the entry into the Third Amendment to the Business Combination Agreement, and the transactions related thereto. We further note that the Third Amendment to Business Combination Agreement dated July 24, 2020 amended the agreement to provide, among other things, for the issuance of one warrant to purchase HighPeak Energy common stock for each one whole share of HighPeak Energy common stock issued to holders of Pure’s Class A Common Stock as merger consideration. Please expand your disclosure to discuss the materials terms discussed at the July 24, 2020 meeting to include the reasons for issuing these warrants as merger consideration.

RESPONSE:     We have revised the Fourth Amended Registration Statement to expand our disclosure to discuss the material terms discussed at the Pure Special Committee meeting on July 24, 2020 to include the reasons for issuing the warrants as merger consideration. Please see page 124 of Amendment No. 5.

Oral Comments received on July 30, 2020

1.	Please revise the Use of Proceeds disclosure to clarify that it refers only to those securities being registered for resale and not all sales of securities.

 RESPONSE:     We have revised the Fourth Amended Registration Statement to clarify that the Use of Proceeds disclosure refers only to those securities being registered for resale. Please see page 67 of Amendment No. 5.

2.	Please update the Proxy Card filed as Exhibit 99.1 to reflect the current terms of the business combination.

 RESPONSE:     We have revised the Fourth Amended Registration Statement to include an updated Proxy Card reflecting the current terms of the business combination. Please see Exhibit 99.1 of Amendment No. 5.

3.	Please revise the Form of Registration Rights Agreement included as Annex E to include any missing information.

 RESPONSE:     We have revised Annex E to the Fourth Amended Registration Statement to include previously omitted information. We advise the Staff that the Form of Registration Rights Agreement included as Annex E will not be executed until the Closing of the Business Combination.

4.

The Registration Statement currently indicates that the Company is intending to list its securities on either the Nasdaq or the NYSE. Please include disclosure indicating that there is no assurance that these securities will be listed.

 RESPONSE:     We have revised the Fourth Amended Registration Statement to disclose that there is no assurance that our securities will be listed on either the NYSE or the Nasdaq. Please see the cover page in addition to pages xi, 7, and 68 of Amendment No. 5.

5.

The Registration Statement currently indicates that the Debt Facility is still being negotiated and is not yet committed. If the Debt Facility is entered into by the date of effectiveness of the Registration Statement, please include the Debt Facility as an Exhibit in your next filing.

 RESPONSE:     We advise the Staff that the Debt Facility will not be executed prior to the effectiveness of the Registration Statement, but that it is intended to be entered into at Closing. We have revised the Fourth Amended Registration Statement accordingly. Please see pages vii, 3, 29, 70 and throughout Amendment No. 5.

*     *     *     *     *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Taylor E. Landry at (713) 220-4458, of Hunton Andrews Kurth LLP.

Very truly yours,

HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven Tholen, HighPeak Energy, Inc.
Taylor E. Landry, Hunton Andrews Kurth LLP
Sarah K. Morgan, Vinson & Elkins L.L.P.